FIRST HARTFORD REALTY CORPORATION
149 Colonial Road
P.O. Box 1270
Manchester, CT 06045-1270
Tel: 860/646-6555
Fax: 860/646-8572

June 5, 2006

Mr. Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Dear Mr. Maulbeck:

Form 10-K for the year ended April 30, 2005

Independent Auditors' Report, Page 18

Comment.

1.         We note your response to comment 1.  We are still unclear as to whether or not the audit of the Dover Parkade, LLC would be considered a "substantial" part of the audit engagement as a whole as defined in PCAOB Release No. 2003-007, Appendix 1, Paragraph 1001 (p) (ii).  Please provide us with a detailed analysis that indicates whether or not the audit of Dover Parade would be considered "substantial" under this guidance.

Response:

We have concluded that Dover Parkade, LLC should be considered a "substantial" part of the April 30, 2005 audit engagement as a whole as contemplated by PCAOB Release No. 2003-007, Appendix 1, Paragraph 1001 (P) (ii).  We also acknowledge that Kostin, Ruffkess & Company, LLC, the independent auditors of the Dover financial statements as of and for the year ended April 30, 2005, surrendered their PCAOB registration on May 17, 2005 and the audit report is dated July 20, 2005.  However, we wish to emphasize that the audit was conducted in accordance with auditing standards of the PCAOB and that as of the date of engagement (April 30, 2005) Kostin was still a PCAOB registered firm.  Further, we firmly believe that the reaudit of the April 30, 2005 financial statement of Dover will not result in any material adjustments to or reinstatement of the previously audited financials statements and that such effort is unreasonable and unnecessary in light of the costs to be incurred versus the benefits to be derived.  We respectfully request the SEC accept Kostin's audit of Dover's 2005 financial statements.  We have engaged a PCAOB registered firm to conduct the audit of Dover's 2006 financial statements.

Consolidated Balance Sheets, pages 20-21

Comment.

2.         We note your response to comment 4.  We are still unclear as to your basis for allocating minority interest income in excess of the carrying amount resulting in negative minority interest.  Please provide your basis for doing so as Paragraph 15 of ARB 51 and EITF 95-7, do not distinguish between losses and distributions in excess of net income or revise your document.  Additionally, please reconcile your indication that this consolidated subsidiary will be profitable in the future with the fact that as of January 31, 2006, your negative minority interest balance had increased.

Response:

We acknowledge that Paragraph 15 of ARB 51 and ETTF 95-7 do not distinguish between losses and distribution in excess of net income and that the minority investor in our consolidated subsidiary is not obligated to provide additional capital to "make good its share of the deficit".  However, we believe the circumstances that caused the negative minority interest in this particular case were unique and of a short term nature.  Specifically, due to a refinancing, the distributions are unusually large, but this subsidiary has been profitable since inception and our forecasts indicated that earnings would be sufficient in this following fiscal year to realize the minority interest asset.  Unaudited actual  results for fiscal year 2006 reflect significant earnings and the negative minority interest balance has been fully realized within a one year operating cycle.  Although such results appear inconsistent with the fact that the minority interest asset increased as of January 31, 2006, the results for the fourth quarter reflect the reversal of a liability for two interest rate swap contracts recorded during the nine months ended January 31, 2006.  In light of the above, we do not believe it is necessary to restate our  2005 financial statements for our accounting of minority interest.

Consolidated Statements of Cash Flows, Pages 25-26.

Comment.

3.         We note your response to comment 5 and the fact that distribution received from your 50% owned consolidated subsidiary was generated as a result of a refinancing.  In light of the fact that this subsidiary was consolidated, we are unclear why you recognized this cash inflow as an operating activity as opposed to a financing activity and why it was included in the "distributions from (investments in) affiliates net" line item on the statement of cash flows.  Additionally, please provide your basis for classifying any other amounts included in this line item not related to this consolidated subsidiary within operating activities as opposed in investing activities.

Response:

We wish to clarify that the distributions were received from 50% owned subsidiaries that are not consolidated.  However, we acknowledge the point made in comment No. 5 of your letter dated March 2, 2006 and will restate the 2005 Statement of Cash Flows to reflect "Distributions from (investments in) affiliates, net" in investing activities rather than operating activities.

The undersigned acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

  Staff comments or change to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your help.

Sincerely yours,

Stuart I. Greenwald
Treasurer